Exhibit 99.1

CODE OF BUSINESS CONDUCT

The Code of Business Conduct is our guide to ethical and lawful conduct in our daily business. It requires all of us, from members of our board of directors to new hires, to adhere to a level of ethical business conduct well in excess of the legal minimum. Our compliance with both the letter and spirit of the Code of Business Conduct is essential to protecting Enerplus’ business and reputation.

INTRODUCTION

Enerplus’ Commitment
Enerplus Resources Fund and all of its affiliates (“Enerplus” or the “Fund”) is committed to maintaining the highest of business standards in our operations, wherever they may be.  We recognize the importance of credibility, integrity, and trust to our success as a business.

Purpose and Applicability of the Code
This Code of Business Conduct summarizes a number of Enerplus policies for appropriate behavior and applies to all employees, consultants, officers and directors of Enerplus (hereinafter, “Employees”).  Accordingly, each of us must comply with the policies of this Code. The Code will help us meet our business practice standards and comply with applicable laws and regulations. It is essential that this Code of Business Conduct be observed. The Code is very important to protecting Enerplus’ business and reputation.

The Code of Business Conduct is a general guideline for making certain that:

•	A work environment is maintained that promotes the dignity and self-respect of each Employee.
•	All Employees are aware of and fully observe the laws and regulations that impact their business activities.
•	A standard of behavior is in place that reflects the values and integrity of Enerplus and its Employees.
•	Enerplus is protected from financial loss and legal liability.

This Code of Business Conduct does not replace any other published rules and policies of Enerplus, including other work rules and personal conduct policies.  All Enerplus policies and standards are subject to this Code.  While this Code of Business Conduct provides guidance and explains what is considered unacceptable behavior, the Code of Business Conduct does not describe every specific act that is unacceptable. If a specific act is missing from the Code, it does not mean that act is acceptable or condoned. Ultimately, we must rely on our judgment about the right thing to do in order to maintain our personal and corporate integrity.

The Code is to be used as a guide for appropriate conduct and to prevent improper conduct. Enerplus will not tolerate any conduct that is unlawful or damaging to Enerplus’ reputation.

Employee Responsibilities
All Employees are responsible for reading this entire Code of Business Conduct and ensuring their conduct is consistent with both the letter and the spirit of Enerplus’ business practices.

This Code will help Employees deal with specific situations. In some cases, a situation may be so complex or circumstances so unique that additional guidance is needed. If such a situation occurs and is not included in this Code, it is each Employee’s duty to contact his/her supervisor, the Human Resources Department, or our General Counsel immediately.

This Code and any detailed Enerplus policy statements and procedures will be updated from time to time. All Employees are required to stay informed of any updates and to comply with all requirements.

Management Responsibilities
Managers must exhibit the highest standards of corporate responsibility and business conduct and create a work atmosphere that supports our corporate values and policies, including this Code. It is the duty of each member of management to take into account an Employee’s willingness and commitment to comply with this Code when making promotion and other employment decisions.

Compliance Requirements
Employees must work honestly and in good faith. Employment with Enerplus depends on an Employee’s ability and willingness to comply with this Code. Adherence to these standards carries the highest priority. All Employees are required to acknowledge compliance when they are hired and again on an annual basis.

GLOBAL BUSINESS CONDUCT GUIDELINES

Our Employees

Discrimination and Workplace Harassment
Employees are forbidden to discriminate against or harass other Employees, in keeping with our Anti-Harassment Policy. No Employee is permitted to act in a way that is considered or could be considered illegal or harassing.

It is the responsibility of each member of management to be aware of any behavior or conduct that could be considered workplace harassment or discrimination. Management is also required to enforce these policies and immediately contact the Human Resources department regarding any situation that could be considered workplace harassment or discrimination.

It is the responsibility of each Employee to maintain a work environment free of discrimination and harassment and to report any situation that the Employee believes may be workplace harassment or discrimination to his/her supervisor, his/her department head, the Human Resources department, or General Counsel.

Employment of Family Members
Enerplus allows an Employee’s spouse, parents, children, and other family members to work for Enerplus, both during and after the employee’s career with Enerplus, provided the employment is in Enerplus’ best interest. Family relationships, however, will not be considered in hiring decisions (exclusive of the Summer Student Program). All Enerplus hiring decisions will be made strictly on the basis of individual qualifications. To avoid the possibility or appearance of preferential treatment, Enerplus will not have one family member placed in a position of influence over another family member.

Health and Safety
The health and safety of our personnel and the safe operation of our facilities are principal objectives of Enerplus. We are committed to providing safe and healthy places of employment and will follow operating practices that eliminate or minimize exposure to hazardous or unhealthy conditions. The success of our health and safety efforts depends on the cooperation, support, and active involvement of all Enerplus personnel. Each Employee is responsible for working safely and complying with all safety rules and protocols at all times.

Employees should refer to the Enerplus Health and Safety Website for minimum safety standards. Questions or concerns should be reported immediately to a supervisor or to the Health and Safety Department.

Workplace Safety
Enerplus is committed to maintaining a safe and secure work environment. Threats, intimidation, harassment, assaults, and acts of violence are unacceptable. If an Employee has any concerns, he/she should contact his/her supervisor, the Human Resources department or General Counsel.

- Page 2 -

Prohibited Items
The use, sale, possession or distribution of illegal drugs, or the improper use of alcohol or prescription drugs by Employees is strictly forbidden while on Enerplus premises, in Enerplus vehicles, or conducting Enerplus business on or off Enerplus premises.  The use of alcohol is prohibited to the extent that it has a detrimental effect on job performance, safety, or efficiency while conducting Enerplus business on or off Enerplus premises, or while in Enerplus owned or leased vehicles. The approval of an Enerplus officer is required to consume or possess alcoholic beverages on Enerplus premises.

The possession, use, or distribution of firearms, weapons, and explosives is prohibited while on Enerplus premises, while conducting Enerplus business, or while in Enerplus vehicles on or off Enerplus premises, except as authorized under the Firearm Storage, Transportation and Use Standard found on the Health and Safety website.

If evidence supports a reasonable suspicion of use, possession, or distribution of prohibited items, Enerplus reserves the right to conduct searches on Enerplus premises or in Enerplus owned or leased vehicles for such items.

Our Company

Document Retention
Employees must comply with Enerplus’ department-specific document retention guidelines to ensure that any applicable laws and regulations are met. Each Employee should become familiar with and adhere to these guidelines. Additionally, when litigation or an investigation is pending, Employees are prohibited from modifying or destroying relevant documents or records, including Employees’ personal files and electronic records. The consequences of modifying or destroying any relevant documents or records are severe and may include prosecution. An Employee who has any doubt about the legality or propriety of modifying or destroying any document or record should contact his/her supervisor or General Counsel before proceeding.

External Communications
From time to time, Employees may be contacted by government representatives or legal counsel representing other companies, government agencies, or individuals in connection with investigations that concern Enerplus, its businesses, clients, Employees, or suppliers. While Enerplus cooperates with all reasonable requests from government agencies and authorities, all requests for information other than what is provided on a routine basis should be reported to our General Counsel immediately. An Employee who is contacted should decline to respond and should refer the requester to our General Counsel. Likewise, if an Employee receives a subpoena or other request to testify or produce documents, a copy of the subpoena or request should be forwarded immediately to our General Counsel.

General Counsel’s guidance should be received before responding to any request, and all responses must be coordinated through our General Counsel. All information provided should be truthful and accurate. Employees must never mislead any investigator and must never modify or destroy documents or records in response to an investigation.

Disclosure of Corporate Information (Insider Trading and Selective Disclosure)
Employees must not trade Enerplus securities while in possession of material, non-public corporate information. Employees must not use such material, non-public corporate information for their benefit or the benefit of others. Material corporate information is any information that, if known, might influence a reasonable investor’s investment decision to buy, sell, or hold securities of Enerplus. Non-public means any corporate information that has not been released by Enerplus for public dissemination and which is intended to remain confidential until such authorized dissemination. Employees should not share material, non-public corporate information with anyone outside Enerplus (including family members) until it has been made public, regardless of how the information may or may not be used. These restrictions also apply to trading in securities of any other company (including, but not limited to, competitors, suppliers, and customers) if an Employee learns of any material, non-public information about that company during the course of his/her employment with Enerplus.

- Page 3 -

Employees must adhere to blackout restrictions posted on published blackout calendars. Trading blackouts are implemented to ensure that “insiders” do not have the advantage of information that has not been announced to the general investing public. “Insiders” are considered to be anyone who has access to information that has not been released to the public realm. Applicable securities laws dictate the protection of the entire investing public to ensure fairness. Should an individual breach insider trading rules they may be subject to significant penalties by regulatory authorities.

Announcements of material information will include scheduled and unscheduled announcements. Scheduled announcements will include the release of quarterly financial statements, annual financial statements and annual reports of the Fund, and in that regard, trading in Enerplus securities by Employees will be prohibited for a certain time before and after the release of financial statements. Unscheduled announcements may include the release of information relative to changes in the Fund of a financial or structural nature, which may or may not require trading blackouts.

Management will make every attempt to inform Employees of changes to blackout periods. However, blackout periods may change without notice. Should you have any questions or require clarification regarding trading restrictions, it is your responsibility to direct these questions to General Counsel prior to trading any Enerplus securities.

Employees must report violations or misuse of material, non-public corporate information to our General Counsel immediately.

Directors and officers of Enerplus are required by securities regulations to make certain filings with securities commissions to report their holdings and transactions in Enerplus’ securities. Questions about these laws should be directed to the General Counsel.

For further information please refer to the Disclosure Policy.

Conflicts of Interest
Employees are not permitted to do anything that does not support the best interests of Enerplus. For example, an Employee should not:

•	Use Enerplus property for his/her own material benefit
•	Influence Enerplus’ contractors or consultants for his/her own personal gain
•	Act on business opportunities or investments presented to Enerplus, other than for the benefit of the Fund, that are not available to the public, without written permission from General Counsel
•	Make or recommend decisions for Enerplus that might benefit the Employee, his/her family members, or friends financially
•	Own a five percent (5%) or more equity interest in any entity that sells supplies, furnishes services, or otherwise does business with Enerplus without written permission from General Counsel
•	Own a five percent (5%) or more equity interest in any entity that is a competitor of Enerplus without written permission from General Counsel

Before acknowledging compliance to this Code, an Employee must report in writing any conflicts of interest to the Human Resources department. If conflicts of interest arise after the Employee has acknowledged compliance, the Employee must report the conflicts in writing to the Human Resources department immediately, who will in turn disclose such conflicts to General Counsel.

During business hours, Employees should devote their full time and attention to Enerplus and their assigned job duties. Unrelated outside activities, business, or secondary employment are not permitted during business hours.

- Page 4 -

No Employee of Enerplus should serve on the board of any corporation that Enerplus does not own or control without the written approval of Enerplus’ President and CEO. It is acceptable to serve on the board of a non-profit, charitable, religious, or civic organization without prior written approval, provided it does not interfere with or impair the Employee’s ability to perform their duties at Enerplus and represents a commitment of personal time.

To avoid potential conflicts of interest, it is against Enerplus’ policy for Enerplus to extend loans to officers or directors.  It is acceptable, however, for Enerplus to extend loans to Employees in certain instances (e.g. loans to purchase personal computers).

Confidential and Proprietary Information
Occasionally, Employees may know confidential information concerning Enerplus’ business, including customers, suppliers, business contacts, Employees, or technical operations. Employees must keep this information confidential during and after their employment with Enerplus. Personal information relating to Enerplus customers, suppliers, business contacts or Employees must be treated in accordance with Enerplus' Privacy Policy.

Generally, any information stored by and/or processed by Enerplus is proprietary information. This confidential information includes computerized data, methods, techniques, and documentation relating to Enerplus’ computing services, developed software, and third-party software.

Employees must be aware of their responsibilities regarding access to Enerplus’ computer services, and the access, use, and disclosure of confidential information. Confidential and proprietary information must be used for Enerplus purposes only, never for personal gain. Enerplus prohibits Employees from releasing or misusing any confidential and proprietary Enerplus information.

Accounting and Reporting
Accurate documents are important during audits and other internal or external reviews. All Employees must comply with Enerplus’ accounting and reporting procedures and make sure all books, records, accounts, and supporting papers are accurate and complete. Employees are forbidden to intentionally forge, falsify, or leave out important facts on any business documents of Enerplus which could mislead auditors or other internal or external reviewers.

Expense Accounts
Employee expense accounts are to be used only to reimburse Employees for items and activities that are purchased for Enerplus business. Employees must submit accurate expense reports of the money spent for this purpose.

Electronic Communications
Enerplus’ technological resources are an Enerplus asset and should be used by Employees in pursuit of Enerplus’ business. While limited use of these resources for personal purposes is acceptable, Employees should not expect their use of these resources to be private or confidential, including their use of voice mail and e-mail. Enerplus may access these technological resources at any time and may disclose the information it accesses to law enforcement or other third parties without prior consent of the sender or the recipient. Employees should take the same care in their electronic communications as they take when they communicate in person or on paper. Employees are forbidden from engaging in the following activities utilizing Enerplus’ technological resources:

•	Sending e-mail or other communications that mask the sender’s identity
•	Using another Employee’s password to access any technological resources
•	Sending or saving offensive material

Any electronic communication of personal information must be in accordance with Enerplus' Privacy Policy.  Electronic sources (laptop, desktop, computer disk, recordings) of personal information must be kept under security measures appropriate for the sensitivity of the information.

- Page 5 -

An Employee’s logon ID and password are intended for his/her use only. While Enerplus can require Employees to disclose passwords and security codes at Enerplus’ discretion, Employees should not disclose their passwords or logon ID combinations to anyone else.

Copyrighted Material and Software
Enerplus does not allow its Employees to copy or distribute copyrighted material (for example, software, database files, articles, or graphics files) through Enerplus’ e-mail system or by any other means without confirming in advance from appropriate sources that Enerplus has the right to copy or distribute the material. Employees are not permitted to install public software on Enerplus computers without the express written consent of the IS department.

Internet/Intranet Site Development
Enerplus’ Internet and Intranet are important platforms to communicate Enerplus information to Employees, customers, and the public.

As such, the company’s Information Systems department and the Investor Relations department shall be solely responsible for and shall administer all creation and development of any company internet site and intranet site. However, any Employee or stakeholder suggestions for enhancement to the sites are encouraged.

Company Logo
The logos of Enerplus and its business units are considered property of Enerplus and must only be used for business purposes. Only the approved logos, which are available through the Investor Relations department, may be used, and approval must be obtained from this department prior to using any Enerplus logo. Re-creation or alteration of Enerplus’ logos is not permitted. Furthermore, all logo items, such as apparel and office items, must be purchased through Investor Relations.

OUR BUSINESS PARTNERS AND CUSTOMERS

Relationships with Contractors and Suppliers
Contractor and supplier relationships must be managed in a fair, equitable, and ethical manner consistent with the Code of Business Conduct and all applicable laws and good business practices.

Enerplus promotes competitive procurement to the maximum extent practical and evaluates every supplier’s products and services on the basis of technical excellence, quality, reliability, service, price, delivery, and other relevant objective factors. Enerplus prohibits Employees from making purchasing decisions on the basis of personal relationships, friendships, or the opportunity for personal financial gain.

Employees must respect the terms of supplier and contractor contracts and licensing agreements and safeguard all confidential information received from a contractor or supplier, including pricing, technology, or proprietary design information. This confidential information must not be disclosed to anyone outside Enerplus without the written permission of the supplier or contractor.

All contractors who exchange or receive personal information from Enerplus must have privacy policies and practices in compliance with applicable Canadian Federal and Provincial Laws.

Gifts and Entertainment
Reasonable gifts and entertainment are a part of normal business courtesy and are not prohibited. In many cultures, exchanging gifts or entertainment is designed to foster trust in a business relationship. However, Employees should always use good judgment and discretion to avoid the appearance of impropriety or obligation. Enerplus Employees should be certain that any gifts given or received, or entertainment hosted or attended as a guest, do not violate the law, customary business practices, or this Code of Business Conduct.

While Employees may exchange or accept gifts with their customers and suppliers as part of normal business courtesy, no gift, favor, or payment should be accepted which imparts a future obligation on the Employee or was given in an attempt to influence decisions regarding the business of Enerplus. Additionally, the value of the gifts exchanged should be reasonable, and the exchanges should occur infrequently.

- Page 6 -

Likewise, while Employees may be participants in entertainment with their customers and suppliers as hosts or guests in the normal course of a business relationship, Employees must not be participants when the entertainment is an attempt to influence decisions regarding the business of Enerplus or imparts a future obligation of the Employee. Additionally, the value of the entertainment should be reasonable and the Employee’s participation should occur infrequently. Finally, Employees are prohibited from participating in inappropriate entertainment as either a guest or a host.

Gifts and entertainment in excess of $200 may be accepted, if approved in advance by an executive officer.  If a gift has been received but, given the circumstances, the gift is determined to be inappropriate; your manager may require the gift be returned to the originator. An Employee who has any doubt about the propriety of a gift or entertainment should contact his/her supervisor, the Human Resources department, or our General Counsel before accepting the gift or participating in the proposed activity

Obtaining and Using Competitor Information
While information about our competitors, customers, and suppliers is a valuable asset, the law and our standards of appropriate business conduct require that our Employees obtain this information legally. It is not unusual to obtain information about other organizations, including our competitors, through legal and ethical means such as public documents, public presentations, journal and magazine articles, and other published and spoken information. However, Employees are prohibited from obtaining proprietary or confidential information about our competitors, customers, or suppliers through illegal means, or from using any proprietary or confidential information acquired during a prior employment relationship. It is also not acceptable to use or seek to acquire proprietary or confidential information when doing so would require anyone to violate a contractual arrangement, such as a confidentiality agreement with a prior employer. Employees are prohibited from taking any improper actions to gain information about our competitors, customers, and suppliers.

Our Communities

Environmental Compliance
Enerplus is dedicated to complying with all relevant environmental laws and regulations and requires Employees to comply with these laws and regulations as well. It is the duty of each Employee to report what he/she believes to be environmental violations to his/her supervisor, the Regulatory, Environment, Marketing department or our General Counsel.

Political Contributions
Only Enerplus’ President and CEO may authorize use of the Fund’s resources to support political activities. Employees must not use Enerplus’ money, credit, property, or services for political activities. Outside of Enerplus business hours, Employees may participate in any political activities of their choice, but Enerplus will not support or reimburse Employees financially.

Requests for Information from the Media and Public
The Investor Relations department is the only department authorized to work with the media directly. When Enerplus provides information to the news media, Enerplus has the obligation to report accurately and completely all related material facts. In order to ensure that Enerplus complies with its obligations, Employees who are contacted by the media for information regarding Enerplus’ business activities and plans, financial information, or Enerplus’ position on public issues must refer the request to the Investor Relations department. Likewise, all requests from the media for interviews must be directed to Investor Relations. Employees who have participated in Enerplus’ media training program must consult with Investor Relations before answering any questions from any member of the media.

- Page 7 -

Public Speaking and Publishing Articles
Speeches and articles offer excellent opportunities for Enerplus and its Employees to present topics, ideas, and information of interest to business and professional audiences. These communications provide the public with a clearer understanding of Enerplus and its various business units. A speech or article on a professional topic written by an Employee for delivery to an audience or publication represents Enerplus. Speeches and articles must be approved by the Investor Relations department prior to the speaking engagement or submission for publication.

Press Releases
Press releases allow Enerplus to announce important and relevant information to the public through the media. If a business unit or department within Enerplus anticipates the necessity for a press release to be created, the business unit or department must contact the Investor Relations department to discuss the appropriateness of such a release and to provide the needed information. All press releases must be written and issued by the Investor Relations department and are subject to application of the Disclosure Policy protocols.

Community Involvement
Enerplus directly and through its Employees contributes to the general well-being and improvement of towns, cities, and regions where it has operations. Enerplus provides support to worthwhile community programs in areas such as social welfare, health, education, and arts and culture to promote the development of positive relationships in the areas where we have business interests. Enerplus also encourages the recruitment of qualified local personnel where practical. All Enerplus community involvement and requests for corporate contributions must go through the Investor Relations department.

While Enerplus encourages Employees to participate in charitable organizations and other community activities of their choice, these outside activities should not interfere with job duties and as such prior approval from your manager should be requested. Approval from your manager should be requested when participation is supported by Enerplus and when utilizing Enerplus resources (including work time, e.g. days of caring). Where participation is on personal time and does not conflict with job duties then approval is not required. No Employee may pressure another Employee to express a view that is contrary to a personal belief or to contribute to or support political, religious, or charitable causes.

Community Projects
When a new project or business issue affects a local community, the business unit should seek the guidance of the Investor Relations department to help facilitate communications with the affected community. The Investor Relations department will serve as support, proactively building and maintaining relationships with local communities as project development occurs. This will include developing a consistent platform to help educate landowners and communities on Enerplus’ operations and safety programs.

REPORTING VIOLATIONS AND RESOURCES FOR GUIDANCE

This Code and other Enerplus policies provide general information for seeking guidance or reporting violations of the Code to supervisors, department heads, the Human Resources department or our General Counsel.  For more serious breaches of this Code, or if you have not received a satisfactory response, please refer to the Whistleblower Policy discussed below.

Whistleblower Policy
Enerplus has instituted a Whistleblower Policy to provide for the reporting and review of concerns relating to accounting and auditing matters, as well as other corporate misconduct and breaches of this Code of Business Conduct.  Like the Code of Business Conduct, the Whistleblower Policy is designed to encourage ethical behaviour by all Enerplus Employees.  Further details, and procedures for submitting a report, are set out in the Whistleblower Policy.

- Page 8 -

Disciplinary Action
This Code is intended to help Employees conduct themselves in a manner consistent with our values. Employees may face disciplinary action if they:

•	Violate this Code
•	Encourage or help other Employees to violate this Code
•	Condone other Employees who violate this Code
•	Fail to report a Code violation
•	Retaliate against any Employee who reports a Code violation in good faith
•	Fail as an officer, director, manager, or supervisor to take appropriate steps to ensure compliance with this Code

Disciplinary action may include one or more of the following:
•	A warning
•	A written reprimand
•	Mandatory reimbursement of losses or damages
•	Suspension
•	Demotion
•	Termination of employment with Enerplus
•	Referral for criminal prosecution or civil action

Management has the discretion to determine the level and type of discipline that is appropriate in any given circumstance.  For more information please refer to the Positive Discipline Procedure.

Monitoring
Enerplus will monitor compliance with its policies and procedures, including this Code.

Questions/Effect of this Code of Business Conduct
This Code is not a comprehensive listing of every Enerplus policy or applicable law. If questions arise about what this Code means or how it should be applied, Employees should contact their supervisor, department head, the Human Resources department or our General Counsel.

Sources of Information
VP & General Counsel	(403) 298-4413
Human Resources, Employee Relations Manager	(403) 298-1257
Information Technology, IS Manager	(403) 298-1726
Health and Safety Manager	(403) 298-2229

- Page 9 -